FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORMER CHIEF FINANCIAL OFFICER, SIMON HENRY: REMUNERATION DISCLOSURE

10-March-2017

As previously announced, Simon Henry stepped down as Chief Financial Officer and as a Director of Royal Dutch Shell plc (“Shell”) with effect from March 9, 2017. He will repatriate to his base country, the United Kingdom, and become an employee of Shell International Limited, with effect from April 1, 2017. Mr Henry remains available to the incoming Chief Financial Officer and to the Shell Board to assist with the transition and will leave employment with the Shell group on June 30, 2017.

The following information is provided in accordance with section 430(2B) of the Companies Act 2006. The arrangements set out below are in accordance with the Directors’ Remuneration Policy (“Policy”) approved by shareholders at the 2014 Annual General Meeting (“AGM”).

1.	Payment for loss of office: a gross payment of €2,288,000, equivalent to one times annual pay (base salary plus target bonus). The payment for loss of office will be phased in six equal monthly instalments, and outstanding payments will be reduced by 50% if Mr Henry resumes an equivalent full time executive role in that period.

2.	Remuneration Payments

(i) Annual Bonus:

•	An annual bonus of €1,350,000 gross in relation to performance year 2016 has been disclosed in the 2016 Director’s Remuneration Report (“DRR”). 50% of this bonus was deferred into the Deferred Bonus Plan (“DBP”).

•	An annual bonus in relation to performance year 2017 will be determined by Shell’s Remuneration Committee and will be pro-rated for all service in 2017. In the event that the proposed Policy (which is subject to shareholder approval at the 2017 AGM) is approved, then 50% of the bonus will be delivered in cash and 50% will be delivered in shares; and the shares will be subject to a three year holding period which remains in force after Mr Henry leaves the employment of Shell International Limited. If the proposed Policy is not approved by shareholders at the 2017 AGM then, in accordance with the Policy approved by shareholders at the 2014 AGM, 50% of the bonus will be deferred into the DBP and will be subject to the rules of the DBP (including those rules relating to adjustment events (malus and clawback)).

(ii) Long-term incentives (“LTIP”) and DBP:

•	No 2017 LTIP award will be made.

•	Outstanding LTIP awards will not vest early and will be pro-rated for service.

•	Outstanding DBP awards will not vest early and are not pro-rated. The applicable holding periods remain in force post-leaving employment.

•	The conditional LTIP and DBP awards described above were made subject to adjustment events (malus and clawback) and these provisions remain in force.

Reporting: The value of 2014 LTIP and DBP awards which vested in 2017 has been reported in the “single total figure of remuneration” table in the 2016 DRR. The value of awards which vest in future years will be disclosed in the relevant year’s DRR.

(iii) Pension: Accrued pension benefits for 2017 will be reported in the 2017 DRR.

(iv) Benefits: Standard Shell group provisions apply in respect of tax return assistance and relocation support (such as movement of household goods, transportation and temporary accommodation).

The information set out above will be updated in the 2017 DRR, as appropriate, to reflect further determinations which will be made in accordance with the Policy in force as at the time a decision is made by Shell’s Remuneration Committee.

3.	Employment with Shell International Limited from April 1, 2017 to June 30, 2017

(i) Base salary: £780,000. There will be no change to Mr Henry’s pensionable base salary in respect of this period.

(ii) 2017 Annual Bonus: Details of the annual bonus in relation to performance year 2017 are detailed above in paragraph 2(i).

(iii) Long Term Incentives: No further LTIP award will be made.

(iv) Pension: Whilst employed by Shell International Limited in 2017, Mr Henry will continue to participate in the relevant Shell group company’s pension arrangements as normal.

(v) Benefits: Whilst employed by Shell International Limited in 2017, Mr Henry will receive relevant normal benefits for UK local employees.

ENQUIRIES:

Investor Relations

International: +31 (0) 70 377 4540

North America: +1 832 337 2034

Media

Shell International Media Relations: +44 (0) 207 934 5550

Shell US Media Relations: +1 713 241 4544

Cautionary note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. There can be no assurance that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this announcement. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2016 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, March 10, 2017. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

We may have used certain terms, such as resources, in this announcement that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	L.M. Szymanski
Name: L.M. Szymanski Title: Company Secretary

Date: March 14, 2017